Exhibit 8.2

[FEDERAL TAX OPINION]

February 10, 2020

Board of Directors

Marquis Bancorp, Inc.

355 Alhambra Circle, Suite 1200

Coral Gables, FL 33134

Re:	Tax opinion regarding certain U.S. federal income tax consequences of the Agreement and Plan of Merger dated as of August 9, 2019, whereby Professional Holding Corp. will acquire Marquis Bancorp, Inc. and Marquis Bank

To the Members of the Audit Committee:

Scope of Opinion

You have requested our opinion (“Opinion”) regarding certain material U.S. federal income tax consequences of the Merger of Marquis Bancorp, Inc. with Professional Holding Corp to be effected pursuant to the terms of the Agreement and Plan of Merger (“Agreement”) dated as of August 9, 2019 by and among Professional Holding Corp. (“PHC”) and Marquis Bancorp, Inc. (“MBI”). We have not considered any non-income tax, or state, local or foreign income tax consequences, and, therefore, do not express any opinion regarding the treatment that would be given the transaction by the applicable authorities on any state, local, or foreign tax issues. We also express no opinion on non-tax issues such as corporate law or securities law matters. We express no opinion other than that as stated immediately above, and neither this opinion nor any prior statements are intended to imply or to be an opinion on any other matters. Unless otherwise specified, all references to the “Code” are to the Internal Revenue Code of 1986, as amended. Each capitalized term used herein, unless otherwise defined, has the meaning set forth in the Agreement.

Relevant Entities and Proposed Transactions

I.	The Relevant Entities

Professional Holding Corp

A.	Professional Holding Corp (“PHC”) is a Florida corporation and a registered bank holding company. As of the date of the agreement, PHC has 50,000,000 shares of authorized common stock, with a par value of $0.01 per share, of which 5,188,302 shares were issued and outstanding. PHC has 10,000,000 shares of Class B non-voting stock, without par value, of which 752,184 shares are issued and outstanding and 10,000,000 shares of authorized preferred stock, without par value, of which zero shares are issued and outstanding.

B.	PHC owns all of the outstanding shares of Professional Bank, a Florida state-chartered bank.

Board of Directors

Marquis Bancorp, Inc.

February 10, 2020

Marquis Bancorp, Inc.

A.	Marquis Bancorp, Inc. (“MBI”) is a Florida corporation and a registered bank holding company. As of the date of the agreement, MBI has 5,000,000 shares of authorized common stock, with a par value of $5.00 per share, of which 3,419,088 shares are issued and outstanding and 500,000 shares of preferred stock, without par value, none of which shares are issued and outstanding.

B.	MBI owns all of the outstanding shares of Marquis Bank, a Florida state-chartered bank.

II.	The Proposed Transactions

Pursuant to the terms of the Agreement, PHC will acquire MBI and Marquis Bank in a multi-step transaction, whereby: (i) MBI will merge with and into PHC, with PHC surviving (the “Merger”), and at or after the close of business on the Closing Date (ii) Marquis Bank will merge with and into Professional Bank (the “Bank Merger”).

In the Merger, each share of MBI common stock will be exchanged for 1.2048 PHC common shares. The per share consideration is subject to adjustment for certain share-related events occurring between the execution of the Agreement and the closing of the Merger, as more thoroughly described in Section 1.4 of the Agreement.

PHC will not issue any fractional common shares in connection with the Merger. Instead, each holder of MBI common stock who would otherwise be entitled to receive a fraction of a PHC common share will receive cash in lieu of fractional shares.

Opinion

Based upon and subject to the foregoing, we are of the opinion that, under the current U.S. federal income tax laws and regulations, in effect as of the date of this letter:

(1)	The Merger will qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Code.

(2)	PHC and MBI, a will each be a “party to a reorganization” within the meaning of Section 368(b) of the Code.

(3)	No gain or loss will be recognized by MBI as a result of the Merger, pursuant to Code Sections 361(b), 1032(a) and 368(a)(2)(C).

(4)	A U.S. shareholder of MBI who exchanges MBI common stock solely for PHC common stock (except for cash received in lieu of fractional shares, as discussed below) will recognize no gain or loss, pursuant to Code Section 354.

(5)	The tax basis of the PHC common shares received by U.S. shareholders of MBI common stock in connection with the Merger will be equal (except for the basis attributable to any fractional PHC common shares, as discussed below) to the basis of MBI common stock surrendered in exchange for PHC common shares, pursuant to Code Section 358(a).

(6)	The holding period of the PHC common shares received by shareholders of MBI will include the holding period of the MBI stock surrendered in exchange for PHC common shares, provided that such shares were held as capital assets of the MBI shareholder at the effective time of the Merger, pursuant to Code section 1223(1).

Board of Directors

Marquis Bancorp, Inc.

February 10, 2020

(7)	A U.S. shareholder of MBI common stock who receives cash in lieu of fractional PHC shares will generally be treated as having received such fractional share and then having received such cash in redemption of such fractional share, with the redemption generally qualifying as an “exchange” under section 302 of the Code. Therefore, the receipt of such cash will generally cause the recipient to recognize capital gain or loss equal to the difference between the amount of cash received and the portion of the U.S. holder’s adjusted tax basis in the MBI common stock surrendered which is allocable to the fractional share.

(8)	Any such capital gain recognized by the MBI shareholder who holds the stock as a capital asset will be long-term capital gain if, at the time of the exchange, the shareholder has held (or is treated as having held) the MBI common stock for more than twelve months. Any long-term gain will be taxed at the applicable long-term capital gains tax rate. The deductibility of capital losses may be limited for both corporate and non-corporate shareholders.

Limitations on Opinion

In rendering our opinion, we have relied upon the facts, information, assumptions and representations as contained in the Agreement, including all exhibits attached thereto as well as representation letters provided by PHC and MBI. We have assumed that these facts are complete and accurate and have not independently audited or otherwise verified any of these facts or assumptions. You have represented to us that we have been provided all of the facts necessary to render our opinion.

A misstatement or omission of any fact or a change or amendment in any of the facts, assumptions or representations we have relied upon may require a modification of all or a part of this opinion.

Our opinion is as of February 10, 2020 and we have no responsibility to update this opinion for events transactions, circumstances or changes in any of the facts, assumptions or representations occurring after this date.

The discussion and conclusions set forth herein are based upon the Internal Revenue Code, Treasury Regulations and existing administrative and judicial interpretations thereof, as of February 10, 2020 all of which are subject to change. If there is a change, including a change having retroactive effect, in the Internal Revenue Code, Treasury Regulations, Internal Revenue Service rulings or releases or in the prevailing judicial interpretation of the foregoing, the opinions expressed herein would necessarily have to be re-evaluated in light of any such changes. We have no responsibility to update this opinion for any such changes occurring after the date of this letter.

The opinions expressed herein are based solely upon our interpretation of the Internal Revenue Code and Treasury Regulations as interpreted by court decisions, and by rulings and procedures issued by the Internal Revenue Service as of the date of this letter.

The opinions expressed herein are not binding on the Internal Revenue Service) and there can be no assurance that the Internal Revenue Service) will not take a position contrary to any of the opinions expressed herein.

The opinions expressed herein reflect our assessment of the probable outcome of litigation and other adversarial proceedings based solely on an analysis of the existing tax authorities relating to the issues. It is important, however, to note that litigation and other adversarial proceedings are frequently decided on the basis of such matters as negotiation and pragmatism upon the outcome of such potential litigation or other adversarial proceedings.

Board of Directors

Marquis Bancorp, Inc.

February 10, 2020

The opinions expressed herein reflect what we regard to be the material federal income tax effects to MBI and its shareholders of the transaction as described herein; nevertheless, they are opinions only and should not be taken as assurance of the ultimate tax treatment.

We understand that a copy of the letter may be included in certain filings with the Securities and Exchange Commission. Except to the extent expressly permitted hereby, this letter may not be quoted in whole or in part or otherwise referred to in any documents or delivered to any other person or entity without the prior written consent of this firm. Any such authorized party receiving a copy of this letter must consult and rely upon the advice of (is/her/its) own counsel, accountant, or other adviser.

Respectfully submitted,

/s/ Crowe LLP

Crowe LLP